

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 21, 2015

Via E-mail
Mr. Gregory Sullivan
President and Chief Executive Officer
Security Devices International, Inc.
4830 West Kennedy Blvd., Suite 600
Tampa, Florida 33609

>   **Re: Security Devices International, Inc.**
>   **Form 10-K for the Fiscal Year Ended November 30, 2014**
>   **Filed February 24, 2015**
>   **File No. 333-132456**

Dear Mr. Sullivan:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                      Sincerely,

                                                      /s/ Martin James

                                                      Martin James
                                                      Senior Assistant Chief Accountant
                                                      Office of Electronics and Machinery